EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended March 31,
(dollar amounts in thousands)	2007	2006
Pretax income from continuing operations before adjustment for minority interest or income from unconsolidated subsidiaries	$13,269	$13,011
Add:
Fixed charges	4,123	4,079

Adjusted pretax income	$17,392	$17,090

Fixed charges:
Interest expense	$3,581	$3,597
Estimate of interest within rental expense	542	482

Total fixed charges	$4,123	$4,079

Ratio of earnings to fixed charges	4.2	4.2

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